

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 17, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share (Liquidation Preference $25.00 per share) of AG Mortgage Investment Trust, Inc. under the Exchange Act of 1934.

Sincerely,